
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 11, 2024


_____

In the Matter of

Prime Skyline Limited	**ORDER DECLARING REGISTRATION**
430 Tagore Industrial Avenue	**STATEMENT ABANDONED UNDER THE**
Sindo Industrial Estate	**SECURITIES ACT OF 1933, AS AMENDED**
Singapore 787810	

File No: 333-267280

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Prime Skyline Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Prime Skyline Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 11, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief